Carolina Bank Holdings, Inc.

528 College Road

Greensboro, NC 27204

May 4, 2006

Ms Joyce Sweeney

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
File No. 000-31877

Dear Ms Sweeney:

Thanks for your letter of May 3, 2006.

In calculating the allowance for loan losses at each period, we segregate loans that are deemed to be impaired or considered problem loans from the remaining portfolio of performing loans. We perform a thorough analysis of our non-performing and problem loans on an individual loan basis to determine an initial estimate of potential loss based on several factors, including our borrowers’ ability to pay, the quality and marketability of collateral securing the problem loans, etc. As a result of this analysis, we create specific reserves for these loans in accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan.

At December 31, 2005, it was determined that $504,000 in commercial loans had a potential loss of $164,000, that $2,301,000 in real estate loans had a potential loss of $190,000, and that $20,000 in consumer loans had a potential loss of $13,000.

For the remaining performing loan portfolio, we estimate loss rates by loan type as our best estimate of expected losses inherent in the portfolio in accordance with FASB Statement No. 5, Accounting for Contingencies. These standard percentages are based on losses experienced by us and by other banks in particular loan categories and economic trends. Because our bank is less than ten years old with a somewhat limited loss experience, we have depended more on industry trends to supplement actual loan loss experience in establishing standard percentage loss rates for broad loan categories. At December 31, 2005, the standard percentage loss rates for the major loan categories were as follows: construction – 1.05%, commercial – 1.55%, residential real estate - .40%, multifamily - .60%, nonresidential real estate – 1.00%, consumer – 1.85%, consumer revolving – 3.00%, other- 1.50%, unused commitments - .35%, letters of credit - .75%. These standard percentage loss rates have been consistently followed over the past five years with only minor modifications. These standard percentages are subject to change in the future as our loan portfolio matures and we develop greater experience with individual borrowers and industries.

Our allowance for loan losses as a percentage of loans was 1.22% at 12/31/05 and 1.26% at 12/31/04. The lower allowance percentage in 2005 relates to fewer reserves on non-performing and problem loans, $367,000 at 12/31/05 versus $477,000 at 12/31/04, which was based on the individual analysis of problem loans as mentioned above. The greater write-offs in 2005 positively impacted the remaining specific reserves required at 12/31/05.

In connection with the above comment, Carolina Bank Holdings, Inc. acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us to enhance our overall disclosure in our filings. In future filings, we plan to better explain how our allowance for loan losses was determined.

Please feel free to call me at (336) 286-8746 if you have questions or concerns.

Sincerely,

/s/ T. Allen Liles
T. Allen Liles
Chief Financial Officer
Carolina Bank Holdings, Inc.

CC:	Bob Braswell
Dan Hornfeck
Gunnar Fromen
David Niles
Todd Eveson
Nancy Maloney